Exhibit 12.1

CSI Compressco LP

Statement regarding computation of ratio of earnings to fixed charges

	2010	2011	2012	2013	2014	31-Mar 2015
Fixed charges:
Interest expensed and capitalized	13,096	5,052	88	500	13,361	7,970
Amortized premiums, discounts, and capitalized expenses related to indebtness	0	39	97	148	8,951	773
Interest within rental expense	44	44	44	48	64	16

Total Fixed charges	13,140	5,135	229	696	22,377	8,759

Earnings available for fixed charges:
Pre-tax income (loss)	2,786	9,162	19,864	19,825	10,086	2,400
Distributed equity income of affiliated companies	0	0	0	0	0	0
Add: Fixed charges	13,140	5,135	229	696	22,377	8,759
Less: Capitalized interest	0	0	(7)	0	0	0

Total Earnings available for fixed charges	15,926	14,297	20,086	20,521	32,463	11,159

Ratio of earnings to fixed charges	1.21	2.78	87.71	29.48	1.45	1.27